Filed by McDATA Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McDATA Corporation

Commission File No.: 000-31257

SLIDES USED IN McDATA CORPORATION, A DELAWARE CORPORATION, EMPLOYEE MEETING ON AUGUST 8, 2006.

8/8/2006 2:04 AM 1 Brocade Acquisition of McDATA

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The
Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McDATA, the transaction and related matters.  Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus
carefully when they are available.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint
Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at
www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy
Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.
Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and
McDATA in connection with the transaction described herein.  Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006.  This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.
McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of
Brocade and McDATA in connection with the transaction described herein.  Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of
Stockholders,which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.
sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Today’s Discussion
Explain the deal and the rationale
Discuss what this means:
For Customers
For OEMs and Business Partners
For Team Members
Discuss what you need to focus on, what you can and cannot do
Where to go with questions

Transaction Highlights
On Aug. 8, Brocade announced its intention to acquire McDATA in a stock transaction valued at approximately $4.61 per McDATA share.
The value of the transaction (based on closing prices on Aug. 7) is approximately
$713 million.
The Brocade and McDATA Board of Directors have approved the transaction.
Under the terms of the agreement, McDATA class A and class B stockholders will receive 0.75 of a share of Brocade common stock for each McDATA share they own.
For example, if you have 1,000 options of class A stock today granted at $5 a share, at closing you’ll receive 750 shares of Brocade stock at an exercise price of $6.67.
Currently, the acquisition is expected to close as soon as Brocade’s 1st fiscal quarter of 2007, subject to obtaining approval from both Brocade and McDATA stockholders and regulatory approvals. Once approved, McDATA will be fully integrated into the
Brocade Corporation.

Why Are We Doing This?
The focus is significant customer and partner benefits
Competitive landscape will remain strong
We are absolutely committed to investment protection for our respective customers
Positions us for investment and growth in the evolving data center of the future
Natural convergence point with next generation technologies

Customer Benefits:
Investment protection
Build stronger relationships with our customers and OEMs
Full breadth of products and services for enterprise customers
Drive interoperability and unified management
Lower total cost of ownership
Greater choices and flexibility for next-generation data centers
More compelling breadth and scale of solutions today
Greater opportunity to invest and accelerate innovation on the platform you have already invested in
Why Are We Doing This?

OEM and Channel Partner Benefits:
This combination will drive incremental benefits to our OEM partners
Minimizing operational, support and qualification time and costs
Reduce SKU’s and overhead to the OEM/channel partner
Increasing investment in differentiated solutions to jointly develop new markets
Deliver even higher levels of support and service
Set new levels for customer satisfaction and loyalty
Stronger partner
Increased ability to drive innovation/differentiated solutions creates opportunity for OEM to capture more value
Why Are We Doing This?

Transaction Timeline
Today
Brocade announces intent to acquire McDATA
Initial briefings to key constituents
Approval process underway
Process from today until deal closure
Companies operate separately and compete as they have been
No interaction between sales teams allowed
Integration planning (not implementation) will begin by a small team
Approval process continues
Frequent communication
After deal closure
Integration implementation begins
Frequent communication

Transaction Guidelines
We can increase the chances for a rapid and successful regulatory review by making sure:
Our internal and external messaging are consistent
That the companies continue to operate independently until close
Careful selection of words in describing the transaction
All media inquires must go through Jil Backstrom
All investor inquires must go through Renee Lyall
ATTORNEY-CLIENT PRIVILEGED COMMUNICATION

No Sales Engagement Means No Sales
Engagement Even at Customer Request
No joint sales calls
No joint planning sessions
No pricing discussion
No customer-specific discussion
No “get-to-know-you’s”
No unprofessional behavior or bad-mouthing
No exceptions

11 What does it mean for Customers Now? Nothing changes Investment protection Continued support We will continue to deliver on the product roadmap

What does it mean for OEMs and Channel
Partners Now?
Nothing changes, we compete with Brocade
and all other competitors
No changes to OEM model
No changes to reseller partnerships
We sell our products, sell our vision
Remain focused on partner and customer
satisfaction

What does it mean for Team
Members Now?
Focus on your current job responsibilities – you need to
do the job at hand TODAY
Focus on CUSTOMER RETENTION
Be vigilant in providing exceptional CUSTOMER
SATISFACTION
Look forward – we deliver on roadmap and sales targets
Sell and promote McDATA products and vision
COMPETE TO WIN vs. everyone!

What We Need YOU to do
What you MUST
do:
Act as if the deal will NOT happen
Stay focused – help drive customer wins and customer satisfaction
Be positive
Sell existing products
Take on the competition as you have in the past, including Brocade
Ask questions and be informed
What you CAN NOT
do:
Collaborate or communicate with Brocade sales or marketing
Back-down from competing against Brocade
Position a joint McDATA/Brocade position or market impact
Speak with press or analysts without direct permission from Jil
Backstrom/Renee Lyall

15 What You Can Expect From Us Honesty Transparency Frequent and Regular Communication Answers to Your Questions